April 2, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attn: Anuja A. Majmudar & Kevin Dougherty

Re:	Hafnia Limited Registration Statement on Form 20-F (File No. 001-41996)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on Form 20-F on April 1, 2024, be accelerated so that it will be effective at 04:00 PM Eastern Standard Time on April 4, 2024, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-2 of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company requests accelerated effectiveness of the Registration Statement in connection with the registration of the Company’s common shares, par value of $0.01 per share under Section 12(b) of the Exchange Act, the planned listing of the Company’s common shares on the New York Stock Exchange, and the admission of the Company’s common shares to trading thereon.

The undersigned registrant hereby acknowledges that (i) the undersigned registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the undersigned registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Hafnia Limited
Request for Acceleration of Effectiveness
April 2, 2024

If you have any questions regarding this request, please contact the undersigned at + +65 6434 3770 or our U.S. legal counsel, Anthony J. Renzi of Vedder Price P.C. at +1 202 312 3336 or Juliette M. Todd at +1 212 407 7763.

Sincerely,

Hafnia Limited

By:	/s/ Mikael Øpstun Skov
Name:	Mikael Øpstun Skov
Title:	Chief Executive Officer

cc.          Vedder Price P.C.

Anthony J. Renzi
Juliette M. Todd